VOLANT LIQUIDITY, LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2020
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, John W Edwards, Jr _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Volant Liquidity, LLC _____ , as of _____ December 31 _____ , 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____




Signature

Chief Financial Officer

Title



Notary Public



JACK E CARAVELLA
Notary Public
State of New Jersey
My Commission Expires May 14, 2024
I.D.# 2458993

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 68211

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/20_____ AND ENDING_____12/31/20_____
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　　Volant Liquidity, LLC

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Vesey Street, Suite 2601
　　　　　　　　　　　　　　　　(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W Edwards Jr　　　　　　　　　　　　　　　　　　　　　　　　　(646) 804-7930
　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
_____
　　　　　　　　　　　　(Name – *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

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RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Volant Liquidity, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Volant Liquidity, LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Volant Liquidity, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Volant Liquidity, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Volant Liquidity, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Volant Liquidity, LLC's auditor since 2012.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2021

VOLANT LIQUIDITY, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	332,697
Securities owned, at fair value		565,842,885
Receivable from broker-dealer		17,287,204
Other assets		80,323
	$	583,543,109

Liabilities and Member's Equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	511,994,684
Payable to broker-dealer		59,585,714
Accounts payable and accrued expenses		306,288
		571,886,686
Member's equity		11,656,423
	$	583,543,109

See accompanying notes.

VOLANT LIQUIDITY, LLC

Notes to Statement of Financial Condition

December 31, 2020

_____

1.   **Organization and Business**

Volant Liquidity, LLC (the "Company"), a Delaware limited liability company, was formed in March 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of several equity option exchanges, equity exchanges and futures exchanges.   The Company engages in the proprietary trading of exchange-traded equity securities, equity and index options, futures and futures options contracts and U.S. Government securities. Volant Holding LLC is the Company's sole member.

2.   **Summary of Significant Accounting Policies**

Revenue Recognition and Securities Valuation
The Company records all securities and futures transactions on a trade date basis, and, accordingly, gains and losses are recorded on unsettled securities transactions and open futures contracts. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 10).

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2020.

3. **Recent Accounting Pronouncements**

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowances for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit loses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statements.

VOLANT LIQUIDITY, LLC

Notes to Statement of Financial Condition

December 31, 2020

_____

4.   Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("AACC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred interest of AACC. The Company's investment in AACC is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with AACC, exclusive of its preferred interest investment.

5.   Receivables from and Payables to Broker-Dealer

Receivables from and payables to broker-dealer includes cash balances held at the Company's broker, unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement. The Company's broker provides execution, clearing and depository services for the Company's securities and futures trading activities.

6.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to or greater than $250,000.

At December 31, 2020, the Company had net capital and net capital requirements of $10,969,527 and $250,000, respectively.

7.   Concentration of Credit Risk

At December 31, 2020, a significant credit concentration consisted of approximately $11.5 million, representing the fair value of the Company's trading accounts carried by its clearing broker, ABN AMRO Clearing Chicago LLC. Management does not consider any credit risk associated with this receivable to be significant.

8.   Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts and exchange-traded options contracts as part of the Company's overall trading strategy.

_____

8. Financial Instruments, continued

All derivative instruments are held for trading purposes. Fair values of options contracts are recorded in securities owned or securities sold short, as appropriate. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealers, as applicable. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations. Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options contracts is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty

9. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

9.   **Guarantees, continued**

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits.   The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

10.   **Fair Value Measurement and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

	Level 1			
	Assets		**Liabilities**	
	Securities Owned		**Securities Sold Short**	
Equities	$	110,911,192	$	27,801,102
Options		454,931,693		484,193,582
	$	565,842,885	$	511,994,684

At December 31, 2020, the Company had unrealized gains on open futures contracts totaling $1,502,844 and unrealized losses on open future contracts totaling ($348,633) which were Level 1 investments. These amounts are reflected in receivable from broker-dealer and payable to broker-dealer in the statement of financial condition. At December 31, 2020, the Company held no Level 2 or Level 3 investments.

_____

11.   Related Party Transactions

The Company has facilities services agreement with Volant Holding, LLC, its sole member under which the member provides office space, utilities, supplies, data content, data lines, exchange feeds, equipment, software, insurance and administrative services. The Company also has a facilities service agreement with Swerve Colo, LLC an affiliate with common ownership. The facilities agreement provides use of traders, developers, support personnel, information technology support, data lines, exchange feeds, equipment, and software.

12.   Contingencies

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims from potential violations which may possibly involve sanctions and or fines. These matters are rigorously defended as they arise.

13.   Loan Payable

The Company entered into a Futures Risk-Based Margin Finance Agreement with ABN Amro Clearing Investments B.V a limited liability company organized under Netherlands law to provide the Company with an uncommitted credit facility of $35,000,000 to facilitate margin payments to be made from time to time on November 21, 2014. Under the terms of the Futures Risk-Based Margin Finance Agreement, the Company is required to maintain at all times Net Liquidating Equity of at least $5,000,000, not permit at any time the ratio of the outstanding principal amount of the loan to Net Liquidating Equity to exceed 12.5 to 1, and maintain at all times Consolidated Tangible Net Worth equal to at least 4% of the amount of the Uncommitted Credit Line amount. At December 31, 2020, the amount outstanding on the credit facility was zero.

14.   Subsequent Events

The Company's management has evaluated events and transactions through February 17, 2021, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

Through February 10, 2021 the Company had withdrawals of capital totaling $2,425,000.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Volant Liquidity, LLC

We have reviewed management's statements, included in the accompanying Volant Liquidity, LLC Exemption Report, in which (1) Volant Liquidity, LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and (2) the Company stated that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits is business activities exclusively to proprietary trading; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2021

Volant Liquidity, LLC Exemption Report

Volant Liquidity LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

_____

Volant Liquidity, LLC

I, John W Edwards Jr , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _John W Edwards Jr_____

Title: Chief Financial Officer

February 17, 2021